FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2023
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

    Form 20-F X                      Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___                      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Director/PDMR Shareholding dated 10 August 2023
Exhibit No. 2	Director/PDMR Shareholding dated 21 August 2023
Exhibit No. 3	Publication of Supplementary Prospectus dated 24 August 2023
Exhibit No. 4	Director/PDMR Shareholding dated 29 August 2023
Exhibit No. 5	Total Voting Rights dated 31 August 2023

Exhibit No. 1

10 August 2023

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE MARKET ABUSE REGULATION

NatWest Group plc (the Company) announces that ordinary shares of £1.0769* each in the Company (Shares) (ISIN:GB00BM8PJY71) were delivered to PDMRs on 8 August under the NatWest Group 2014 Employee Share Plan, as set out below.

The Shares delivered represent payment of a fixed share allowance for the three month period ending 30 September 2023 and have been calculated using a Share price of £2.3796.

The number of Shares delivered, the number of Shares withheld to meet associated tax liabilities and the number of Shares retained by each PDMR is as follows:-

Name of PDMR	Position of PDMR	No. of Shares delivered	No. of Shares withheld to satisfy associated tax liability	No. of Shares retained
Robert Begbie	CEO, Commercial & Institutional Non Ring-Fenced Bank and CEO, NatWest Markets	15,759	7,734	8,025
Keiran Foad	Group Chief Risk Officer	43,338	20,400	22,938
David Lindberg	CEO, Retail Banking	34,145	16,073	18,072
Scott Marcar	Group Chief Information Officer	43,338	20,400	22,938
Katie Murray	Group Chief Financial Officer	82,782	38,966	43,816
Paul Thwaite1	Group Chief Executive Officer	32,832	15,455	17,377
Jen Tippin	Group Chief People & Transformation Officer	43,338	20,400	22,938

1 The award has been calculated with reference to Paul Thwaite's fixed share allowance entitlement as Chief Executive Officer Commercial and Institutional, Ring-Fenced Bank. Further disclosures relating to Paul Thwaite's remuneration arrangements as Group Chief Executive Officer will be made in due course.

* Note: the nominal value of ordinary shares without rounding is £1.076923076923077 per share

The market price used to determine the number of Shares withheld to meet associated tax liabilities was £2.3939. Shares retained after payment of associated tax liabilities will be held on behalf of PDMRs and will be released in instalments over a three or five year period.

The above transactions took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44(0)20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Exhibit No. 2

21 August 2023

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTION OF PERSON DISCHARGING MANAGERIAL RESPONSIBILITY (PDMR) IN ACCORDANCE WITH ARTICLE 19 OF THE MARKET ABUSE REGULATION

NatWest Group plc (the Company) announces that the PDMR set out below has sold ordinary shares of £1.0769* each in the Company (Shares) (ISIN:GB00BM8PJY71) on the date and at the price indicated:-
PDMR	Position of PDMR	No. of Shares sold	Sale price	Date of transaction
Jen Tippin	Group Chief People & Transformation Officer	58,800	£2.260075	21 August 2023

* Note: the nominal value of ordinary shares without rounding is £1.076923076923077 per share

The transaction took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Exhibit No. 3

NatWest Group plc

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the Financial Conduct Authority and is available for viewing:

Supplementary Prospectus dated 24 August 2023 to the NatWest Group plc £40,000,000,000 Euro Medium Term Note Programme of 7 December 2022.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/3862K_1-2023-8-24.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Scott Forrest
Head of NatWest Treasury DCM
Tel: +44 (0) 7747 455 969

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside of these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier

NatWest Group plc	2138005O9XJIJN4JPN90

Exhibit No. 4

29 August 2023

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSON DISCHARGING MANAGERIAL RESPONSIBILITY (PDMR) IN ACCORDANCE WITH ARTICLE 19 OF THE MARKET ABUSE REGULATION

NatWest Group plc (the Company) announces that ordinary shares of £1.0769* each in the Company (Shares) (ISIN:GB00BM8PJY71) were delivered to the PDMR on 25 August under the NatWest Group 2014 Employee Share Plan (the Plan), as set out below.

The Shares delivered represent payment of a fixed share allowance for the three month period ending 30 September 2023 and have been calculated using a Share price of £2.3796.

The number of Shares delivered, the number of Shares withheld to meet associated tax liabilities and the number of Shares retained by the PDMR is as follows:-

Name of PDMR	Position of PDMR	No. of Shares delivered	No. of Shares withheld to satisfy associated tax liability	No. of Shares retained
Paul Thwaite1	Group Chief Executive Officer	57,803	27,209	30,594

1  On 8 August 2023, Paul Thwaite received a fixed share allowance for the three month period ending 30 September 2023, calculated in accordance with his entitlement as Chief Executive Officer Commercial and Institutional, Ring-Fenced Bank.  Subsequently, Paul Thwaite's remuneration arrangements as Group Chief Executive Officer have been confirmed. The number of shares delivered as set out above represents the difference between his previous fixed share allowance entitlement for the three month period ending 30 September 2023 and his fixed share allowance of £1,050,000 per annum as Group Chief Executive Officer with effect from 25 July 2023.

* Note: the nominal value of ordinary shares without rounding is £1.076923076923077 per share

The market price used to determine the number of Shares withheld to meet associated tax liabilities was £2.2670. Shares retained after payment of associated tax liabilities will be held on behalf of the PDMR and will be released in instalments over a five year period.

The above transactions took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44(0)20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Exhibit No. 5

NatWest Group plc
Total Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules, NatWest Group plc ("NWG") hereby notifies the following in respect of its issued share capital with voting rights as at 31 August 2023.

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			31 August 2023
Ordinary Shares of £1.0769* (excluding ordinary shares held in treasury)	8,912,913,227	4	35,651,652,908
Ordinary Shares of £1.0769* held in treasury	205,219,873	4	Voting rights not exercisable
11% Cumulative Preference Shares of £1	240,686	4	962,744
5.5% Cumulative Preference Shares of £1	242,454	4	969,816
Total:	9,118,616,240		35,653,585,468

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share

Shareholders may use the above figure of 35,653,585,468 for their calculations to determine whether they are required to notify their interest in, or a change to their interest in, NWG under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 31 August 2023

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary